Exhibit 99.1

Florida’s Largest County Modernizes Classrooms with Valens Semiconductor Audio-Video Connectivity Products in District’s Public Schools

Completed first phase of installations in fourth largest US school district as part of the Elementary and Secondary School Emergency Relief (ESSER) Fund

HOD HASHARON, Israel, February 16, 2023 - Valens Semiconductor (NYSE: VLN), a premier provider of high-speed connectivity solutions for the audio-video and automotive markets, today announced that its audio-video products are being installed in classrooms in the largest public county school district in Florida as part of an awarded Elementary and Secondary School Emergency Relief (ESSER) Funded Conference Cameras initiative. This county, the United States’ fourth largest school district with over 330,000 students, selected Valens Semiconductor’s products for Audio-Video, USB and Power extension, which are ideal for both new and retrofitted spaces, presenting easy-to-install and cost-effective solutions. This project is part of the county’s 2021-2026 Strategic Plan, which includes an investment initiative to prepare for and avoid future closures of schools from kindergarten through 12th grade (K-12) and enable improved student achievements.

The purpose of the ESSER funds provided to State educational agencies (SEAs) and school districts is to help safely reopen and sustain the safe operation of schools and address the impact the COVID-19 pandemic had, and continues to have, on elementary and secondary schools across the United States. A growing number of schools and universities worldwide are upgrading their infrastructure to enable more advanced in-classroom, remote and hybrid learning and elevate teaching methodologies. In the U.S., this trend is supported by the fact that the Federal government recognizes the important role technology will play in keeping schools operating most effectively and enabling students’ ongoing studies, even under scenarios that would have previously put schooling on hold, including extreme circumstances such as severe weather and pandemic outbreaks.

The county’s School Board and District Administration realized that interrupted learning significantly impacted students across the nation, including those in their district. They surveyed nearly 30,000 students, employees, families, and other community members of the school district, to determine what were their most urgent needs, in order to allocate the ESSER funds received. Survey respondents identified initiatives that would help accelerate student learning, promote equity and help close the achievement gap. The data was analyzed to conclude what the research determined was most impactful and the district decided to invest heavily in those strategies that will make the biggest difference and provide long-term sustainability.

With advanced extension technology like Valens Semiconductor’s and Logitech’s video conferencing solutions, teachers and students can now efficiently teach and learn regardless of their physical location, opening up possibilities to boosting knowledge, retention and achievement at all locations.

“Florida’s largest public school district’s schools and teachers can now provide learning experience to a much broader audience,” said Sudeep Trivedi, Head of Alliances and Go-To-Market at Logitech. “Logitech’s superb camera technology, coupled with Valens Semiconductor’s extension solution are empowering schools like those in Florida and other educational institutions in eliminating gender disparities, increasing access, and ensuring continuous and equitable education. We believe that there is great potential for this type of collaboration between Logitech and Valens Semiconductor in K-12, academic institutions and corporations.”

“We are excited to partner with Logitech and support Florida’s largest public schools district in this important initiative that will enable remote and hybrid learning. The use of our technology can help schools better cope with rising student-teacher ratios,” said Gabi Shriki, SVP, Head of Audio-Video Business at Valens Semiconductor. “Videoconferencing applications using advanced technologies continue to expand in hybrid and remote settings in education systems and corporates worldwide, thereby presenting a long-term opportunity for Valens Semiconductor to further enhance its business in these large market segments. This is also a good example of how we leverage the same core technology across multiple segments in audio-video and in automotive.”

Valens Semiconductor’s HDBaseT connectivity technology is optimal for linking up the growing number of devices being deployed in classroom and conference room setups – including multiple displays, cameras, interactive whiteboards, microphones, and speakers. This proliferation of devices makes the convergence and distribution of high-quality multimedia critical for an efficient installation and ultimately for the users, teachers, and students.

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the Audio-Video and Automotive industries. Valens’ HDBaseT® technology is the leading standard in the Audio-Video market with tens of millions of Valens’ chipsets integrated into thousands of products in a wide range of applications. Valens’ Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the MIPI A-PHY standard for high-speed in-vehicle connectivity. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor.

These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effects of health epidemics, such as the recent global COVID-19 pandemic; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to sudden reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on March 2, 2022, under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8251

Valens@finprofiles.com

SOURCE Valens Semiconductor

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